EXHIBIT 99.1
Telkom SA Limited
(Registration number 1991/005476/06)
JSE and NYSE Share code TKG        ISIN ZAE000044897
(“Telkom” or the “company”)

Change in top management structure

Shareholders are advised that Telkom’s acting Chief Executive Officer, Mr Reuben September, announced today a revised top management structure which will take effect from 1 November 2007.

The revised top management structure shall consist of the following positions:

Chief Executive Officer
Overall responsibility for the day to day management of Telkom;

Chief of Finance
Responsible for financial reporting, treasury, accounting, procurement and internal audit;

Chief of Operations
Responsible for network infrastructure provisioning, network field operations, network core operations, retail sales and marketing and information operations;

Chief of Global Operations and Subsidiaries
Responsible for global and local subsidiaries, multinational customers and wholesale sales and marketing operations;

Chief of Human Resources
Overall responsibility for human resources management, executive compensation and employee benefits, skills development & talent management, HR strategy  and labour relations;

Chief of Strategy
Responsible for group strategy, corporate business development, marketing development, corporate communications, investor relations and integration strategy; and

Chief of Corporate Governance
Responsible for group legal services, regulatory and policy, the Telkom Foundation and group secretarial.

The above positions will make up the Executive Committee of Telkom and the following appointments have been made:

Mr Motlatsi Nzeku – Chief of Operations;
Mr Thami Msimango returns to Telkom as Chief of Global Operations and Subsidiaries;
Ms Charlotte Mokoena - Chief of Human Resources; and
Ms Ouma Rasethaba – Chief of Corporate Governance.

As previously announced, Mr Deon Fredericks will act in the position of Chief of Finance while Mr Naas Fourie will act in the position of Chief of Strategy.

Mr September noted that the revised management structure is necessary to align the structure to best match the current business needs of Telkom. The revised structure will facilitate faster decision-making and more effective execution, smoother integration of its various operating entities and that multinationals and wholesale customers are better served through the most appropriate channels.

Pretoria
25 October 2007

Sponsor – UBS